COLUMBIA FUNDS SERIES TRUST

One Financial Center

Boston, Massachusetts 02111

December 27, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Series Trust
Registration Nos. 333-89661; 811-09645

Ladies and Gentlemen:

On behalf of Columbia Funds Series Trust (the “Trust”), a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 the definitive notice of special meeting, proxy statement and form of proxy card in connection with a special meeting of shareholders of the specified series of the Trust (the “Funds”). The special meeting is scheduled to be held on February 15, 2011.

Proxies are being solicited for the Funds to consider and vote on: (i) a proposal to elect 16 individuals to serve on the Board of Trustees, (ii) for certain Funds, the approval of an amendment to the Investment Management Services Agreement and (iii) for Columbia Multi-Advisor International Equity Fund, a proposal to approve a new Subadvisory Agreement with Threadneedle International Limited.

If you have any questions or comments, please contact me at (617) 772-3743.

Very truly yours,

/s/ RYAN C. LARRENAGA
Ryan C. Larrenaga
Assistant Secretary